Exhibit 99.1

News Release

MediWound Announces Changes to its Board of Directors

Enhances Board with Experienced Experts and Executives in U.S. Wound Care Market

YAVNE, Israel (May 18, 2017) – MediWound Ltd. (Nasdaq: MDWD), a fully-integrated biopharmaceutical company bringing innovative therapies to address unmet needs in severe burn and wound management, announces that the Board of Directors has appointed Vickie R. Driver, DPM and Stephen T. Wills, CPA to its Board of Directors, effective immediately. In addition, the Board recommends that shareholders elect Nissim Mashiach and Sharon Kochan as external directors at the upcoming shareholder meeting scheduled for June 22, 2017, as the terms of the following directors will expire in June: Sarit Firon, Avri Havron, Ph.D., Marian Gorecki, Ph.D. and Meron Mann.

“We believe that reconstituting the Board with seasoned executives in the U.S. wound care industry will considerably contribute to our strategy of maximizing the potential value of NexoBrid® and EscharEx®," stated Aharon Yaari, Chairman of the Board of MediWound. "These executives possess strong science and business backgrounds, and add decades of drug development, global business development/partnering and U.S. product commercialization capabilities. These attributes, will be invaluable as we accelerate and enhance the value of MediWound’s core assets under development and assess additional strategic avenues to create the greatest value for our shareholders. On behalf of the Board of Directors, I thank Ms. Firon, Dr. Havron, Prof. Gorecki and Mr. Mann for their years of contribution and service to MediWound,” concluded Mr. Yaari.

About Vickie R. Driver, DPM, MS, FACFAS

Dr. Driver is board certified in foot surgery by the American Board of Podiatric Surgery and is a Fellow at the American College of Foot and Ankle Surgeons, licensed in Rhode Island. Her career as a podiatric physician and surgeon has included a special emphasis on limb preservation and wound healing in her medical practice, as well as, research and education. Dr. Driver is a Professor of Surgery in the Department of Orthopedics at Brown University (Clinical). She has served for 9 years on the Board of Directors for the Association for the Advancement of Wound Care ("AAWC"), and recently completed her tenure as president for this international organization. Dr. Driver is also the chair of Wound Care Experts and U.S. Food and Drug Administration (FDA) Clinical Endpoints Project.  She has just been named to serve as member at large to the Board of Directors of the Wound Healing Society (WHS) and Board Member to the Critical Limb Ischemia (CLI) Global Society. In addition, she serves on multiple clinical national and international committees that focus on preventing limb loss and improving wound healing in the high-risk population. She is considered an outspoken ambassador and patient advocate for lower extremity limb preservation and amputation prevention. She has served as an investigator for more than 70 important multi-center randomized clinical trials, as well as developed and supervised multiple research fellowship training programs. She has served and chaired multiple committees for large national and international pivotal clinical trials and has authored over 120 publications and abstracts. Dr. Driver is credited with the development and directorship of multiple major multidisciplinary Limb Preservation- Wound Healing Centers of Excellence, including Military/VA, Hospital and University based programs. She currently serves as Director, Translational Medicine, Wound Healing, Novartis Institute for Biomedical Research.

About Stephen T. Wills, CPA

Mr. Wills, has served, since 1997, as Executive Vice President, Secretary, Treasurer and Chief Financial Officer of Palatin Technologies, Inc., a publicly-held biopharmaceutical company developing targeted, receptor-specific peptide therapeutics for the treatment of diseases with significant unmet medical need and commercial potential.  He has served in various roles in Palatin since 1997, including as Executive Vice President of Operations from 2005 until June 2011 and as Chief Operating Officer and Executive Vice President from 2011 to present. Mr. Wills served as Executive Chairman and Interim Principal Executive Officer of Derma Sciences, Inc., a publicly-held company providing advanced wound care products, from December 2015 until February 2017 when Derma was acquired by Integra LifeSciences Holding Corporation. Mr. Wills also served as the lead director of Derma Sciences until December 2015 and as Derma Science’s Chief Financial Officer from 1997 to 2000. Mr. Wills serves on the board of trustees and executive committee of The Hun School of Princeton, and from 1991 to 2000 he was the President and Chief Operating Officer of Golomb, Wills & Company, P.C., a public accounting firm. Mr. Wills, a certified public accountant, received his B.S. in accounting from West Chester University, and an M.S. in taxation from Temple University.

About Nissim Mashiach

Mr. Mashiach served as President and Chief Executive Officer of Macrocure Ltd. from June 2012 to January 2017.  Macrocure was a Nasdaq listed biotechnology company focused on developing, manufacturing and commercializing novel cell therapy products to address unmet needs in the treatment of chronic and other hard-to-heal wounds. From 2009 to 2012, he served as General Manager at Ethicon, a Johnson & Johnson company. Prior to Ethicon, he served as President and Chief Operating Officer at Omrix Biopharmaceuticals, Inc., a company acquired by Johnson & Johnson in 2008. Prior to Omrix, Mr. Mashiach held leadership positions at several pharmaceutical companies. He holds an MBA from the University of Manchester (Manchester, England), an MPharmSc from the Hebrew University (Jerusalem, Israel), and a B.Sc, Chemical Engineering from the Technion-Israel Institute of Technology (Haifa, Israel).

About Sharon Kochan

Mr. Kochan has served as Executive Vice President & President, International, for Perrigo Company Plc. since 2012, and is a member of Perrigo Executive Committee since 2007.  Perrigo Company plc. is a global, multibillion, over-the-counter, consumer goods and specialty pharmaceutical company listed on the New York Stock Exchange. From March 2007 to July 2012, he served as Executive Vice President, General Manager of Prescription Pharmaceuticals for Perrigo and from 2005 to 2007, he was Senior Vice President of Business Development and Strategy for Perrigo. Mr. Kochan was Vice President, Business Development of Agis Industries (1983) Ltd. from 2001 until Perrigo acquired Agis in 2005.  He completed the Senior Management Program at the Technion Institute of Management (Haifa, Israel), received a Master of Science in Operations Research & Management Science from Columbia University (New York City) and received a Bachelor of Science in Industrial and Management Engineering from Tel-Aviv University (Tel-Aviv, Israel).

About MediWound Ltd.

MediWound is a fully-integrated biopharmaceutical company focused on developing, manufacturing and commercializing novel therapeutics based on its patented proteolytic enzyme technology to address unmet needs in the fields of severe burns, chronic and other hard-to-heal wounds. MediWound’s first innovative biopharmaceutical product, NexoBrid®, received marketing authorization from the European Medicines Agency as well as the Israeli and Argentinian Ministries of Health, for removal of dead or damaged tissue, known as eschar, in adults with deep partial and full-thickness thermal burns and was launched in Europe and Israel, with plans for a launch in Argentina. NexoBrid® represents a new paradigm in burn care management, and clinical trials have demonstrated, with statistical significance, its ability to non-surgically and rapidly remove the eschar earlier and, without harming viable tissues.

MediWound's second innovative product, EscharEx® is a topical biological drug being developed for debridement of chronic and other hard-to-heal wounds and is complementary to the large number of existing wound healing products, which require a clean wound bed in order to heal the wound. EscharEx® contains the same proteolytic enzyme technology as NexoBrid®, and benefits from the wealth of existing development data on NexoBrid®.  In two Phase 2 studies, EscharEx® has demonstrated safety and efficacy in the debridement of chronic and other hard-to-heal wounds, within a few daily applications.   For more information, please visit www.mediwound.com.

Cautionary Note Regarding Forward-Looking Statements
This release includes forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, such as statements regarding assumptions and results related to the regulatory authorizations and launch dates. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. Forward-looking statements are based on MediWound’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors. In particular, you should consider the risks discussed under the heading “Risk Factors” in our annual report on Form 20-F for the year ended December 31, 2016 and information contained in other documents filed with or furnished to the Securities and Exchange Commission. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. The forward-looking statements made herein speak only as of the date of this announcement and MediWound undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

Contacts:	Anne Marie Fields
Sharon Malka	Senior Vice President
Chief Financial and Operations Officer	LHA
MediWound	212-838-3777
ir@mediwound.co.il	afields@lhai.com